UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Grupo Televisa, S.A.
(Translation of registrant’s name in English)
Av. Vasco de Quiroga No. 2000
Colonia Sante Fe
01210 México, D.F., México
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes            No      X

GRUPO TELEVISA ANNOUNCES RECAPITALIZATION

•	Grupo Televisa will undertake a share recapitalization to facilitate the incorporation of certain shares held by Grupo Televicentro S.A. de C.V., (“Televicentro”) into the Televisa CPO facility without diluting any Televisa shareholder.

•	Televicentro will cease to be a shareholder of Televisa and its current shareholders will become direct shareholders in Televisa. The Televicentro shareholders agreement and the related Put Option will be terminated.

•	Televicentro shareholders will enter into a Trust Agreement to govern the voting and potential disposition of their Televisa shares.

Mexico City, March 25, 2004 – Grupo Televisa, S.A. (“Televisa” or the “Company”, NYSE: TV; BMV: TLEVISACPO) announced today a series of transactions to concentrate all equity ownership in the Company at the Televisa level. The initiatives fall into three categories as described below:

1. Televisa Share Recapitalization

Televisa will undergo a share recapitalization to incorporate a portion of the Televisa shares held by Televicentro into Televisa’s most widely held and traded equity vehicles (namely the CPO/GDS), and without any economic dilution to any shareholder.

•	Televisa will undertake a 25:1 stock split applicable to all Series A, D, and L Shares.
•	A new series of common stock, the Series B Shares, will be created. These shares will be ordinary shares that, like the A Shares, will have the right to vote on all matters subject to shareholder approval.
•	A share dividend will be declared for all outstanding A, D, and L Shares. The following table shows the composition of the Televisa CPO after the stock split and the stock dividend mentioned above:

	CPO Composition:

	A Shares	B Shares	D Shares	L Shares	Total

Original CPO	1	0	1	1	3

CPO After Stock Split	25	0	25	25	75

Stock Dividend	0	22	10	10	42

CPO After Stock Split and Stock Dividend	25	22	35	35	117

Amendments will be made to the CPO program so that a CPO, previously comprised of 1 A Share, 1 D Share, and 1 L Share, will now be comprised of 25 A Shares, 22 B Shares, 35 D Shares, and 35 L Shares. Although the Televisa CPO will now consist of 117 shares, Televisa shareholders will continue to maintain their same economic ownership in the Company. Televisa GDSs will continue to consist of 20 CPOs and both CPOs and GDSs will continue to trade in the same form as they do today.

After giving effect to the stock split and the share dividend, Televisa’s share capital will be comprised as follows:

Pre Stock Split and Share Dividend			Post Stock Split and Share Dividend

Class of	Total	As a % of	Class of	Total	As a % of
Shares	(Million)	Total Equity	Shares	(Million)	Total Equity

A	4,989	52.69%	A	124,736	33.78%

—	—	—	B	60,270	16.32

D	2,240	23.65	D	92,134	24.95

L	2,240	23.65	L	92,134	24.95

Total	9,469	100.0%	Total	369,273	100.0%

Televisa will continue to maintain a Board of Directors consisting of 20 members, 16 of which will be elected by the voting classes of common shares (A and B). In line with their respective proportions in the voting capital, A shareholders will be entitled to elect 11 Board members, while B shareholders will appoint 5 Board members. D and L shareholders will continue to be able to elect 2 Board members each.

2. Televicentro Capital Reduction

Immediately following the stock split and stock dividend, and after a series of related transactions, Televicentro will hold a portfolio consisting of A Shares, B Shares, D Shares, and L Shares. Televicentro will undergo a capital reduction to distribute all the Televisa shares to the Televicentro shareholders in a capital reduction. The capital reduction will be done in a fashion as to provide the Promotora Inbursa Trust (“Inbursa”), and the Aramburuzabala and Fernández families (together the “Investors”), a portfolio of shares that will allow them to create CPOs. Emilio Azcárraga Jean will be receiving Series A Shares as part of the capital reduction.

3. Trust Agreement

All Televicentro shareholders will enter into a Trust Agreement to which Mr. Azcárraga will contribute his entire position in Series A Televisa Shares and Inbursa and the Investors will contribute approximately 200 million and 162 million CPOs, respectively. The Trust Agreement provides for voting of the shares and other features designed to minimize the market impact of potential sales of Televisa shares by Televicentro shareholders in the future. Major terms of the Agreement include:

•	In the election of directors and other relevant matters, all Series A Shares in the Trust Agreement will be voted according to instructions issued by a technical committee controlled by Mr. Azcárraga.
•	In the election of directors, all B Shares in the Trust agreement will be voted for two directors nominated by Mr. Azcárraga, two directors nominated by the Investors and one director nominated by Inbursa, so long as each of the Investors and Inbursa holds more than 2% of the capital stock of Televisa through the Trust.
•	No sales of any Televisa shares by any Trust Agreement participant until July 1, 2005.
•	No sales by Inbursa on 1/3 of its original position until July 1, 2009.

Televisa shareholders meetings have been called for April 16, 2004 for shareholders meetings to vote on the resolutions needed to implement the share recapitalization.
An Information Statement filed with the SEC and the Mexican Stock Exchange and a detailed presentation more fully describing the transaction are available on our website at:
http://www.esmas.com/televisahome/ingles/inversionistas

Goldman, Sachs & Co. is acting as financial advisor to Grupo Televisa on its share recapitalization.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

Contacts:
         Investor Relations:
                Michel Boyance / Alejandro Eguiluz
                Grupo Televisa, S.A.
                Av. Vasco de Quiroga No. 2000
                Colonia Santa Fe
                01210 México, D.F.
                (5255) 5261-2000

GRUPO TELEVISA ESTABLISHES DIVIDEND POLICY

Mexico City, March 25, 2004 – Grupo Televisa, S.A. (“Televisa” or the “Company”, NYSE: TV; BMV: TLEVISACPO) announced today that its Board of Directors has approved a Dividend Policy under which the Company will pay an annual regular dividend of MXP$0.35 per CPO.

In addition, Televisa’s Board of Directors also approved today a special dividend of MXP$0.87 per CPO, for a total dividend of MXP$1.22 per CPO, to be paid before May 31, 2004.

Going forward, to the extent that the Company does not find attractive investment opportunities, it will continue to return capital to its shareholders, over and above the regular dividend, in the form of special dividends and/or share repurchases. Televisa is confident that its financial strength provides the opportunity to share profits with its shareholders while still investing in its strategy for long-term growth.

Televisa shareholders meetings have been called for April 16, 2004 to vote on the resolutions needed to approve the proposed cash dividend.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

Contacts:
         Investor Relations:
                Michel Boyance / Alejandro Eguiluz
                Grupo Televisa, S.A.
                Av. Vasco de Quiroga No. 2000
                Colonia Santa Fe
                01210 México, D.F.
                (5255) 5261-2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A. (Registrant)

Date: March 25, 2004	By: /s/ Juan S. Mijares Name: Juan S. Mijares Title: Legal Representative